SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2015
Commission File Number: 001-06439

SONY CORPORATION
(Translation of registrant's name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F X	Form 40-F __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, Yes No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-______

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION
(Registrant)

By: /s/ Kenichiro Yoshida
(Signature)
Kenichiro Yoshida
Executive Deputy President and
Chief Financial Officer

Date: June 30, 2015

List of materials

Documents attached hereto:

i) Press release announcing Issuance of New Shares, Secondary Offering of Shares to Cover Over-allotments, and Issuance of Convertible Bonds with Stock Acquisition Rights

June 30, 2015

Sony Corporation

Issuance of New Shares, Secondary Offering of Shares to Cover Over-allotments, and Issuance of Convertible Bonds with Stock Acquisition Rights

Sony Corporation has decided to issue new shares, together with a secondary offering of shares to cover over-allotments, and to issue 130% callable unsecured convertible bonds with stock acquisition rights (6th series) (with an inter-bond pari passu clause). The Representative Corporate Executive Officer, President & CEO of Sony Corporation made the decision pursuant to a delegation of authority by the Board of Directors of Sony Corporation at a meeting held on Tuesday, June 23, 2015.

[Background of Fund Raising]

On February 18, 2015, Sony Corporation announced its “Mid-Term Corporate Strategy for FY2015 - FY2017” (the “Mid-Term Corporate Strategy”). At the time, Sony Corporation established three key principles for its business operations: (1) business management that emphasizes profitability, without necessarily pursuing volume, (2) business management that grants each business unit greater autonomy and mandates a focus on shareholder value, and (3) clearly defined positioning of each business within a broader business portfolio perspective. Through implementation of these strategies, Sony Corporation believes it is making steady progress toward its goal of transformation into a highly profitable enterprise.

Positioning Return on Equity, or ROE, as its primary key performance indicator, Sony Corporation is targeting achieving ROE of 10% or more for the Sony group in the fiscal year ending March 31, 2018, the final year of the Mid-Term Corporate Strategy.

Sony Corporation is progressing with its “profit generation and investment for growth” phase, which is the current focus of the Mid-Term Corporate Strategy, following the structural reform phase that was its focus through the fiscal year ended March 31, 2015. As part of this shift, Sony Corporation has decided to carry out this fund raising.

[Purpose of Fund Raising]

The purpose of this fund raising is to secure funds to invest in growth and to strengthen Sony Corporation’s financial base. In addition to securing funds for active and concentrated investment in businesses that are driving growth, Sony Corporation, by increasing shareholders’ equity, aims to secure its ability to make future further investment.

Sony Corporation plans to apply the funds raised by this issuance of new shares to expenditures for increasing the production capacity of, and research and development for, stacked CMOS image sensors in the Devices segment in order to further enhance profitability. In addition, Sony Corporation plans to apply the funds raised by the convertible bonds to capital expenditures for the Devices segment and repayment of indebtedness. By issuing convertible bonds on a zero-coupon basis, Sony Corporation intends to secure low-cost, long-term stable funding, while limiting dilution of its common stock at this time.

Sony Corporation will continue to strive to deliver attractive products, contents, and services that generate customer value and thus enhance its corporate value through the implementation of strategies and measures based on the Mid-Term Corporate Strategy.

Note:	This press release does not constitute an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”). The securities referred to above may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act. The securities referred to above will not be publicly offered or sold in the United States.

I.          Issuance of new shares and secondary offering of shares
1.         Issuance of new shares through the Japanese public offering and the international offering

(1)	Class and Number of Shares to be Offered	87,200,000 shares of common stock of Sony Corporation, which is the sum of (i) through (iii) below.
		(i)	32,000,000 new shares to be underwritten and purchased by the Japanese underwriters in the Japanese Public Offering as described in (4)(i) below.
		(ii)	48,000,000 new shares to be underwritten and purchased by the international underwriters in the International Offering as described in (4)(ii) below.
(iii)
A maximum of 7,200,000 shares, which will be subject to the option to be granted to the international managers in the International Offering as described in (4)(ii) below for the purchase of additional shares.

(2)	Method of Determination of Amount to be Paid	The amount to be paid will be determined on a day (the “Determination Date”) during the period from Monday, July 13, 2015 to Wednesday, July 15, 2015 in accordance with the method stated in Article 25 of the Regulations concerning Underwriting of Securities, etc. of the Japan Securities Dealers Association (“JSDA”).
(3)	Amount of Stated Capital and Additional Paid-in Capital to be Increased	The amount of stated capital to be increased shall be half of the maximum amount of the stated capital increase, as calculated in accordance with Article 14, Paragraph 1 of the Rules of Account Settlement of Corporations with any fraction less than one yen resulting from the calculation being rounded up to the nearest one yen. The amount of additional paid-in capital to be increased shall be the amount obtained by subtracting the relevant amount of stated capital to be increased from the relevant maximum amount of the stated capital increase.
(4)	Method of Offering	The offerings will be concurrently conducted in Japan and overseas.
		(i)	Japanese public offering:
The offering in Japan (the “Japanese Public Offering”) shall be conducted through a public offering. Japanese joint underwriters (the “Japanese Underwriters”) shall underwrite and purchase all of the shares related to the Japanese Public Offering.
		(ii)	International offering:
The international offering (the “International Offering”) shall be made (a) to non-U.S. persons in offshore transactions outside Japan and the United States in reliance on Regulation S under the U.S. Securities Act of 1933, as amended (the “Securities Act”) and (b) in the United States to qualified institutional buyers in a manner exempt from registration under the Securities Act. International managers (the “International Managers”) shall, severally and not jointly, underwrite and purchase all of the shares related to the International Offering. In addition, Sony Corporation shall grant the International Managers the option to purchase additional shares as mentioned in (1)(iii) above.

Note:	This press release does not constitute an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”). The securities referred to above may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act. The securities referred to above will not be publicly offered or sold in the United States.

With regard to the offerings mentioned in (i) and (ii) above, the number of shares to be offered is planned to be 32,000,000 shares for the Japanese Public Offering and 55,200,000 shares for the International Offering (of which 48,000,000 shares will be underwritten and purchased as mentioned in (1) (ii) and 7,200,000 additionally issued shares may be purchased upon exercise of the option mentioned in (1)(iii) above), although the final breakdown of the actual number of the shares shall be determined on the Determination Date by taking into account market demand and other conditions.

Moreover, the issue price (offer price) with respect to each offering mentioned in (i) and (ii) above shall be determined on the Determination Date based on the tentative pricing range calculated by multiplying the closing price in ordinary market transactions of the shares of common stock of Sony Corporation in regular trading of the shares on the Tokyo Stock Exchange, Inc. on the Determination Date (or, if no closing price is quoted, the closing price of the immediately preceding date) by 0.90-1.00 (with any number less than 0.5 yen being rounded down), in accordance with the method stated in Article 25 of the Regulations concerning Underwriting of Securities, etc. of the JSDA, taking into account market demand and other conditions.
(5)	Considerations for Underwriters	Sony Corporation shall not pay any underwriting commissions to the underwriters in respect of the Japanese Public Offering and the International Offering. However, the aggregate amount of the difference between (a) the issue price (offer price) and (b) the amount to be paid to Sony Corporation by the underwriters in each offering shall constitute proceeds to the underwriters.
(6)	Subscription Period (in Japan)	The subscription period shall be from the business day immediately following the Determination Date to the second business day immediately following the Determination Date.
(7)	Payment Date	The payment date shall be a day during the period from Tuesday, July 21, 2015 to Thursday, July 23, 2015, that is the fifth business day immediately following the Determination Date.
(8)	Subscription Unit	100 shares
(9)
Determination of the amount to be paid, the amount of stated capital and additional paid-in capital to be increased, the issue price (offer price) and all other matters necessary for the issuance of new shares through the Japanese Public Offering and the International Offering shall be delegated to Kenichiro Yoshida, Representative Corporate Executive Officer, Executive Deputy President and CFO and Atsuko Murakami, VP, Senior General Manager, Finance Department.

(10)	The Japanese Public Offering shall be conditioned upon the securities registration statement filed under the Financial Instruments and Exchange Act of Japan becoming effective.

Note:	This press release does not constitute an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”). The securities referred to above may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act. The securities referred to above will not be publicly offered or sold in the United States.

2.           Secondary offering of shares of Sony Corporation (secondary offering to cover over-allotments) (See 1. of <Reference> below.)

(1)	Class and Number of Shares to be Sold
4,800,000 shares of common stock of Sony Corporation
The number of shares mentioned above is the maximum number of shares to be sold. The above number may decrease, or the secondary offering to cover over-allotments may be cancelled entirely, depending on market demand and other conditions of the Japanese Public Offering. The number of shares to be sold shall be determined on the Determination Date, taking into account market demand and other conditions of the Japanese Public Offering.

(2)	Seller	The designated Japanese Underwriter
(3)	Selling Price
Undetermined. (The selling price will be determined on the Determination Date; provided, however, that such selling price shall be the same as the issue price (offer price) of new shares in the Japanese Public Offering and the International Offering.)

(4)	Method of Secondary Offering
Taking into account market demand and other conditions of the Japanese Public Offering, the designated Japanese Underwriter will make a secondary offering in Japan of up to 4,800,000 shares, which it will borrow from certain shareholder(s) of Sony Corporation.

(5)	Subscription Period	The subscription period in respect of the Japanese secondary offering to cover over-allotments shall be the same as the subscription period in respect of the Japanese Public Offering.
(6)	Delivery Date	The delivery date shall be the business day immediately following the payment date in respect of the Japanese Public Offering.
(7)	Subscription Unit	100 shares
(8)
Determination of the selling price and all other matters necessary for the Japanese secondary offering to cover over-allotments shall be delegated to Kenichiro Yoshida, Representative Corporate Executive Officer, Executive Deputy President and CFO and Atsuko Murakami, VP, Senior General Manager, Finance Department.

(9)
The Japanese secondary offering to cover over-allotments shall be conditioned upon the securities registration statement filed under the Financial Instruments and Exchange Act of Japan becoming effective.

3.           Issuance of new shares by way of third-party allotment (See 1. of <Reference> below.)

(1)	Class and Number of Shares to be Offered	4,800,000 shares of common stock of Sony Corporation
(2)	Method of Determination for the Amount to be Paid	The amount to be paid will be determined on the Determination Date; provided, however, that such amount to be paid shall be the same as the amount to be paid in respect of the new shares in the Japanese Public Offering.
(3)	Amount of Stated Capital and Additional Paid-in Capital to be Increased	The amount of stated capital to be increased shall be half of the maximum amount of the stated capital increase, as calculated in accordance with Article 14, Paragraph 1 of the Rules of Account Settlement of Corporations with any fraction less than one yen resulting from the calculation being rounded up to the nearest one yen. The amount of additional paid-in capital to be increased shall be the amount obtained by subtracting the relevant amount of stated capital to be increased from the relevant maximum amount of the stated capital increase.

Note:	This press release does not constitute an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”). The securities referred to above may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act. The securities referred to above will not be publicly offered or sold in the United States.

(4)	Subscriber	The designated Japanese Underwriter
(5)	Subscription Period (Subscription Date)	Monday, August 17, 2015
(6)	Payment Date	Tuesday, August 18, 2015
(7)	Subscription Unit	100 shares
(8)	Shares not subscribed within the subscription period (i.e., by the subscription date) mentioned in (5) above shall not be issued.
(9)
Determination of the amount to be paid, the amount of stated capital and additional paid-in capital to be increased and all other matters necessary for the issuance of new shares by way of third-party allotment shall be delegated to Kenichiro Yoshida, Representative Corporate Executive Officer, Executive Deputy President and CFO and Atsuko Murakami, VP, Senior General Manager, Finance Department.

(10)
The issuance of new shares by way of third-party allotment shall be conditioned upon the securities registration statement filed under the Financial Instruments and Exchange Act of Japan becoming effective.

II.           Issuance of the callable unsecured convertible bonds with stock acquisition rights (6th series) (the “Convertible Bonds”) through a public offering in Japan

(1)	Offering Method	Public offering in Japan (no offering will be made in the United States or other overseas markets)
(2)	Face Value	¥120 billion
(3)	Amount of Each Bond	¥1 million
(4)	Total Amount of the Bonds	¥120 billion
(5)	Issue Price of the Bonds	¥100 per each ¥102.5 of each Convertible Bond
(6)	Redemption Price	¥100 per each ¥100 of each Convertible Bond
(7)	Redemption Date	September 30, 2022
(8)	Early Redemption Due to Reorganization	In the event Sony Corporation engages in reorganization procedures, Sony Corporation shall redeem all of the remaining Convertible Bonds before maturity at a rate of ¥100 per each ¥100 of each Convertible Bond.
(9)	Early Redemption Due to Delisting	In the event there is a tender offer for the shares of Sony Corporation’s common stock, Sony Corporation shall redeem all of the remaining Convertible Bonds before maturity at a rate of ¥100 per each ¥100 of each Convertible Bond.
(10)	130% Call Option	When each of the closing prices of the shares of Sony Corporation’s common stock at the Tokyo Stock Exchange, Inc. on 20 consecutive trading days are 130% or more of the conversion price of the Convertible Bond applicable on those trading days, Sony Corporation has an option to redeem all the remaining Convertible Bonds on a specified redemption date on or after July 21, 2020 at a rate of ¥100 per each ¥100 of each Convertible Bond.

Note:	This press release does not constitute an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”). The securities referred to above may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act. The securities referred to above will not be publicly offered or sold in the United States.

(11)	Type of Shares Subject to the Stock Acquisition Rights	Shares of Sony Corporation’s common stock
(12)	Conversion Price	The conversion price will be determined on a day between July 13, 2015 and July 15, 2015 (the “Conversion Pricing Date”), pursuant to a formula to be approved by the Representative Corporate Executive Officer, President & CEO of Sony Corporation on July 6, 2015. In the formula for the conversion price, the initial conversion price will be presented as the closing price of shares of Sony Corporation’s common stock in regular transactions on the Tokyo Stock Exchange, Inc. on the Conversion Pricing Date (or if no sale takes place on the Tokyo Stock Exchange, Inc. on that day, the closing price at which a sale of shares is effected on the Tokyo Stock Exchange, Inc. immediately therebefore) multiplied by a value within a specified range around 140%.
(13)	Amount by Which Stated Capital and Capital Reserve Are to Be Increased	The amount of stated capital to be increased upon exercise of stock acquisition rights shall be half of the maximum amount of the stated capital increased, as calculated in accordance with Article 17 of the Rules of Account Settlement of Corporations with any fraction less than one yen resulting from such calculation being rounded up to the nearest one yen. The amount of additional paid-in capital to be increased shall be the amount obtained by subtracting the relevant amount of stated capital to be increase from the relevant maximum amount of the stated capital increase.
(14)	Payment Date	The payment date shall be a day during the period from Tuesday, July 21, 2015 to Thursday, July 23, 2015, that is the fifth business day immediately following the Conversion Pricing Date.

Note:	This press release does not constitute an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”). The securities referred to above may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act. The securities referred to above will not be publicly offered or sold in the United States.

<Reference>

1.	Secondary offering to cover over-allotments

The secondary offering through over-allotments as explained in “I. 2. Secondary offering of shares of Sony Corporation (secondary offering to cover over-allotments)” above is a secondary offering by the designated Japanese Underwriter of shares of common stock of Sony Corporation in Japan to be conducted in connection with the Japanese Public Offering as stated in “I. 1. Issuance of new shares through the Japanese public offering and the international offering” above, taking into account market demand and other conditions, with up to 4,800,000 shares borrowed from certain shareholder(s) of Sony Corporation. The number of shares to be offered in the secondary offering through over-allotments is scheduled to be 4,800,000 shares; provided, however, as such scheduled number of shares is the maximum number of shares to be offered, such number may decrease or such secondary offering to cover over-allotments may be canceled entirely, depending on market demand and other conditions.

In connection with the secondary offering to cover over-allotments, Sony Corporation has decided, pursuant to the decision of the Representative Corporate Executive Officer, the President & CEO and on Tuesday, June 30, 2015, upon a delegation by the Board of Directors of Sony Corporation at the meeting held on Tuesday, June 23, 2015, that Sony Corporation will issue 4,800,000 shares of its common stock to the designated Japanese Underwriter (the “Allottee”) by way of third-party allotment (the “Capital Increase by way of Third-Party Allotment”), with the payment date set to be Tuesday, August 18, 2015, in order to allow for the Allottee to acquire the number of shares necessary to return the shares of Sony Corporation that were borrowed by the Allottee from certain shareholders of Sony Corporation, as mentioned above (the “Borrowed Shares”).

The Allottee may also purchase shares of common stock of Sony Corporation (“Syndicate Cover Transactions”) on the Tokyo Stock Exchange, Inc., up to the number of shares for the secondary offering to cover over-allotments, for the purpose of returning the Borrowed Shares. Such Syndicate Cover Transactions would be made during the period from (a) the day immediately following the last day of the subscription period for the Japanese Public Offering, and the secondary offering to cover over-allotments to (b) Tuesday, August 11, 2015 (the “Syndicate Cover Transaction Period”). All of the shares of common stock of Sony Corporation purchased by the Allottee through the Syndicate Cover Transaction Period will be used to return the Borrowed Shares. During the Syndicate Cover Transaction Period, the Allottee may decide not to conduct any Syndicate Cover Transaction or may decide to terminate the Syndicate Cover Transactions before the number of shares purchased reaches the number of shares for the secondary offering to cover over-allotments.

The Allottee may conduct stabilizing transactions along with the Japanese Public Offering and the secondary offering to cover over-allotments. The shares of common stock of Sony Corporation purchased through such stabilizing transactions may be used, in part or in whole, to return the Borrowed Shares.

With respect to the number of shares obtained by deducting (a) the number of shares purchased through stabilizing transactions and Syndicate Cover Transactions that are to be used to return the Borrowed Shares from (b) the number of shares for the secondary offering to cover over-allotments, the Allottee will accept the allotment under the Capital Increase by way of Third-Party Allotment and will purchase an equivalent number of shares of common stock of Sony Corporation. As a result, a part or all of the shares to be issued under the Capital Increase by way of Third-Party Allotment may not be subscribed for, which may result in a decrease in the determined number of shares to be issued under the Capital Increase by way of Third-Party Allotment, or in the cancellation of the issuance, due to forfeiture of the right to subscribe.

Note:	This press release does not constitute an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”). The securities referred to above may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act. The securities referred to above will not be publicly offered or sold in the United States.

In the event that the Allottee accepts the allotment under the Capital Increase by way of Third-Party Allotment, it will make payment for the number of shares to be purchased with the fund obtained from the secondary offering to cover over-allotments.

The transactions stated above will be made by the Allottee after consultation with the other Japanese Underwriters.

2.	Total number of issued shares before and after the issuance of new shares through the public offering in Japan, etc. and the issuance of new shares by way of third-party allotment:

Current total number of issued shares:	1,170,057,560 shares	(as of May 31, 2015)
Number of shares to be newly issued by the issuance of new shares through public offering in Japan, etc.:	87,200,000 shares	Note (1)
Total number of issued shares after the issuance of new shares through public offering in Japan, etc.:	1,257,257,560 shares	Note (1)
Number of shares to be newly issued by the issuance of new shares by way of third-party allotment:	4,800,000 shares	Note (2)
Total number of issued shares after the issuance of new shares by way of third-party allotment:	1,262,057,560 shares	Note (2)

Notes:
(1)
The numbers are based on the assumption that the option set forth in Paragraph (1)(iii) of “I. 1. Issuance of new shares through Japanese public offering and the international offering” above will be exercised in full by the International Managers.

(2)
The numbers are based on the assumption that all the offered shares set forth in “I. 3. Issuance of new shares by way of third-party allotment” above will be subscribed for by the designated Japanese Underwriter and will be issued.

3. (1)
Use of proceeds

Use of the proceeds to be raised through the offerings
Sony Corporation expects to receive net proceeds of approximately 321 billion yen from the Japanese Public Offering, the International Offering and the Capital Increase by Third-Party Allotment (collectively, the “Global Offering of Common Stock”) (Note 1). This estimate assumes an offer price based on the closing price of the shares of common stock of Sony Corporation traded on the First Section of the Tokyo Stock Exchange (regular way) of 3,820 yen per share on June 24, 2015, minus an estimated customary discount to investors from such price, and the deduction of estimated aggregate underwriting compensation and offering expenses payable by Sony Corporation.

Note:	This press release does not constitute an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”). The securities referred to above may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act. The securities referred to above will not be publicly offered or sold in the United States.

Sony Corporation expects to receive net proceeds of approximately 119 billion yen from the offering of the Convertible Bonds, after deducting the estimated aggregate amount of underwriting compensation and estimated offering expenses payable by Sony Corporation.

Sony Corporation intends to use approximately 188 billion yen of the net proceeds from the Global Offering of Common Stock to fund capital expenditures in the Devices segment and the remainder to fund research and development expenditures in the Devices segment.

Sony Corporation intends to use approximately 51 billion yen of the net proceeds from the offering of the Convertible Bonds to fund capital expenditures in the Devices segment, 25 billion yen to redeem outstanding corporate bonds upon maturity and the remainder to repay long-term indebtedness as it comes due.

(Note 1) This amount assumes that the option set forth in Paragraph (1)(iii) of “I. 1. Issuance of new shares through Japanese public offering and the international offering” above will be exercised in full by the International Managers and that all the offered shares set forth in “I. 3. Issuance of new shares by way of third-party allotment” above will be subscribed for by the designated Japanese Underwriter and will be issued.

(2)	Change in the use of the proceeds raised through previous issuance Not applicable

(3)
Influence on business results
The purpose of this fund raising is to secure funds to invest in growth and to strengthen Sony Corporation’s financial base. Sony Corporation believes that investment in growth, as well as strengthening its financial base through this fund raising, will contribute to further enhancement of Sony Corporation’s profitability.

4.	Lock-up

In connection with the Japanese Public Offering and the International Offering, Sony Corporation will agree, among other things, not to (i) issue shares of Sony Corporation, (ii) issue securities convertible or exchangeable for shares of Sony Corporation, or (iii) issue securities that represent rights to acquire or receive shares of Sony Corporation (excluding the Japanese Public Offering, the International Offering, the Capital Increase by way of Third-Party Allotment, the issuance of the Convertible Bonds and delivery of shares upon conversion of the Convertible Bonds, the issuance of stock options to Directors, Corporate Executive Officers or other employees of Sony Corporation and its subsidiaries and affiliates, transfer of shares of common stock to Directors or Corporate Executive Officers of Sony Corporation with respect to retirement benefit plans and the issuance of new shares through a stock split, etc.), for a period commencing on the date of execution of the Japanese underwriting agreement and the international purchase agreement to be entered into in connection with the Japanese Public Offering and the International Offering (the Determination Date) and ending on the date 180 calendar days from and including the date of delivery of the shares relating to the offerings, without the prior written consent of the joint global coordinators.

Note:	This press release does not constitute an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”). The securities referred to above may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act. The securities referred to above will not be publicly offered or sold in the United States.

In connection with the offering of the Convertible Bonds, Sony Corporation will agree, among other things, not to (i) issue shares of Sony Corporation, (ii) issue securities convertible or exchangeable for shares of Sony Corporation, or (iii) issue securities that represent rights to acquire or receive shares of Sony Corporation (excluding the issuance of the Convertible Bonds and delivery of shares upon conversion of the Convertible Bonds, the Japanese Public Offering, the International Offering, the Capital Increase by way of Third-Party Allotment, the issuance of stock options to Directors, Corporate Executive Officers or other employees of Sony Corporation and its subsidiaries and affiliates, transfer of shares of common stock to Directors or Corporate Executive Officers of Sony Corporation with respect to retirement benefit plans and the issuance of new shares through a stock split, etc.), for a period commencing on the date of execution of the underwriting agreement relating to the Convertible Bonds (Conversion Pricing Date) to be entered into in connection with the offering of the bonds with stock acquisition rights (the Determination Date of the Conversion Price, etc.) and ending on the date 180 calendar days from and including the business day immediately following the payment date relating to the offerings, without the prior written consent of Japanese underwriters for the Convertible Bonds.

[End of Document]

Note:	This press release does not constitute an offer of securities for sale in the United States. The securities referred to above have not been and will not be registered under the U.S. Securities Act of 1933 (the “Securities Act”). The securities referred to above may not be offered or sold in the United States absent registration or an exemption from registration under the Securities Act. The securities referred to above will not be publicly offered or sold in the United States.